Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-121584 and No. 333-145074) on Form S-8 of Sanofi of our report dated June 27, 2017, with respect to the statements of net assets available for benefits of the Sanofi U.S. Group Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Sanofi U.S. Group Savings Plan.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

West Chester, Pennsylvania

June 27, 2017